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The ARCH Fund, Inc. International Equity Portfolio
Special Meeting of Shareholders - October 18, 1996

#1 RESOVLED, that the new Sub-Advisory Agreement dated as of August 29, 1996, between Mississippi Valley Advisors, Inc. and Clay Finlay, Inc. with respect to the International Equity Portfolio be, and the same hereby is ratified and approved in the form attached to the Proxy Statement for this Special Meeting of Shareholders.

       Affirmative Votes             4,417,517
       Negative Votes                    7,564

#2 RESOLVED, that the payment of sub-advisory fees to Clay Finlay, Inc. pursuant to the Sub-Advisory Agreement dated as of August 29, 1996, between Mississippi Valley Advisors, Inc. and Clay Finlay, Inc. for the period from August 29, 1996, through the conclusion of this Special Meeting of Shareholders be, and the same hereby is, ratified and approved.

       Affirmative Votes             4,410,918
       Negative Votes                    9,749